12g3-2(b) File number: 82-34841

RECEIVED

2007 DEC 11 A 6:05

21 November 2007

07028592

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
WASHINGTON, DC 20549
USA

SUPPL

Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

Antisense Therapeutics Ltd hereby applies for amendment to Rule 12g3-2(b) Exemption (File Number 82-34841) for purposes of future electronic publication of the required disclosure documents.

We assume that providing this notification is all that is required for this amendment and advise that future documentation will now be published on our website www.antisense.com.au.

Yours faithfully

Mark Diamond
Managing Director

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

12/11

END

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ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745